Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-11394

OFFERING CIRCULAR SUPPLEMENT NO. 5

Date of Original Offering Circular: January 19, 2021

June 17, 2022

DF Growth REIT II, LLC

750 B Street

Suite 1930

San Diego, CA 92101

(858) 430-8528

www.DiversyFund.com

This document (the “Supplement”) supplements the Offering Circular of DF Growth REIT II, LLC, (the “Company”) dated January 19, 2021 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Termination of Offering

The cover page of the Company’s Offering Circular states: “The Offering will end on the earlier of (1) the date we [the Company] have sold …. all the securities we [the Company] are offering, (2) the date two years after it begins, or (3) the date we [the Company] decide to end it.” (Emphasis added.)

Pursuant to the terms of the Offering as set forth above, the Company’s Regulation A Offering has been permanently terminated, effective immediately. See 17 C.F.R. § 230.152(d)(2)(iv).

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.